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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-191190
Registration No. 333-191247

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Common Stock, $0.0001 par value	20,930,000	$25.00	$523,250,000	$61,380.00

(1)
Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Calculated in accordance with Rule 457(r) under the Securities Act. Represents deferred payment of the registration fees in connection with the registrant's Registration Statement on Form S-3 (Registration No. 333-191190) being paid herewith. The registrant previously paid $9,991.30 in connection with the Registration on Form S-3 (Registration No. 333-191247) filed pursuant to Rule 462(b) of the Securities Act to register an additional amount of securities to be sold in the offering.

PROSPECTUS

18,200,000 Shares

COMMON STOCK

        Pandora Media, Inc. is offering 13,000,000 shares of its common stock and the selling stockholder named in this prospectus is offering 5,200,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

        Our common stock is listed on The New York Stock Exchange under the symbol "P." The closing price of our common stock as reported on The New York Stock Exchange on September 18, 2013 was $25.64 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

PRICE $25.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company	Proceeds to Selling Stockholder
Per Share	$25.00	$0.875	$24.125	$24.125
Total	$455,000,000	$15,925,000	$313,625,000	$125,450,000

(1)
We have agreed to reimburse the underwriters for certain expenses, see "Underwriting."

        We have granted the underwriters a 30-day option to purchase up to an additional 2,730,000 shares of common stock from us to cover over-allotments.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on September 24, 2013.

J.P. MORGAN		MORGAN STANLEY
WELLS FARGO SECURITIES		BofA MERRILL LYNCH
BMO CAPITAL MARKETS PIPER JAFFRAY	CANACCORD GENUITY	PACIFIC CREST SECURITIES WILLIAM BLAIR

September 18, 2013

        We, the selling stockholder and the underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholder are offering to sell and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus, including any information incorporated by reference, or in any free-writing prospectus prepared by or on behalf of us or to which we have referred you, is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless the context requires otherwise, the words "Pandora," the "company," "we," "us" and "our" refer to Pandora Media, Inc.

i

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus and the incorporated documents. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus and the documents incorporated herein by reference carefully, including the section entitled "Risk Factors" below, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended July 31, 3013, and our financial statements and accompanying notes contained in those reports, before making an investment decision.

PANDORA MEDIA, INC.

Overview

        We are the leader in internet radio in the United States, offering a personalized experience for each of our listeners wherever and whenever they want to listen to radio on smartphones, tablets, traditional computers and car audio systems, as well as a range of other internet-connected devices. The majority of our listener hours occur on mobile devices, with the majority of our revenue generated from advertising on these devices. We have pioneered a new form of radio—one that uses intrinsic qualities of music to initially create stations and then adapts playlists in real-time based on the individual feedback of each listener. We offer local and national advertisers an opportunity to deliver targeted messages at scale to our listeners using a combination of audio, display and video advertisements. As of July 31, 2013, we had approximately 200 million registered users, which we define as the total number of accounts that have been created for our service at period end. As of July 31, 2013 more than 150 million registered users had accessed Pandora through smartphones and tablets. For the three months ended July 31, 2013, we streamed 3.88 billion hours of radio and as of July 31, 2013, we had 71.2 million active users during the prior 30 day period. According to a June 2013 report by Triton Digital Media, or Triton, we have more than a 70% share of internet radio among the top 20 stations and networks in the United States. Since we launched our free, advertising-supported radio service in 2005, our listeners have created over 5.0 billion stations.

        At the core of our service is our set of proprietary personalization technologies, including the Music Genome Project and our playlist generating algorithms. The Music Genome Project is a database of over 1,000,000 uniquely analyzed songs from over 100,000 artists, spanning over 500 genres and sub-genres, which we develop one song at a time by evaluating and cataloging each song's particular attributes. When a listener enters a single song, artist or genre to start a station, the Pandora service instantly generates a station that plays music we think that listener will enjoy. Based on listener reactions to the songs we stream, we further tailor the station to match the listener's preferences in real time.

        We currently provide the Pandora service through two models:

        Free Service.    Our free service is advertising-based and allows listeners access to our music and comedy catalogs and personalized playlist generating system for free across all of our delivery platforms.

        Pandora One.    Pandora One is provided to paying subscribers without any external advertising. Pandora One allows listeners the ability to create more stations, have more daily skips and enjoy higher quality audio on supported devices.

        Our advertising strategy focuses on developing our core suite of audio, display and video advertising products and marketing these products to advertisers for delivery across mobile, traditional computer, and other connected device platforms such as automobiles and consumer electronics. Our advertising products allow both local and national advertisers to target and connect with listeners based on attributes including age, gender, zip code and content preferences. We believe that our ability to run multi-platform ad campaigns enables advertisers to target their advertising messages to listeners anytime and anywhere, providing a unique advertising opportunity that is central to our achieving and sustaining profitability. As listenership on our mobile platforms has grown more rapidly than on our other platforms, we have sought to improve our advertising products for the mobile environment to better enable us to develop and market multi-platform advertising solutions. For the six months ended July 31, 2013 advertising constituted 83% of our total revenue, and we expect that advertising will comprise a substantial majority of our revenue for the foreseeable future.

        In 2013, we integrated Pandora's advertising inventory into the leading radio media buying platforms, Mediaocean and STRATA, and we are continuing to enhance the ability of radio advertisers to purchase media on these platforms. Incorporating Triton measurements of our radio audience reach side-by-side with terrestrial radio metrics, these platforms consistently rank Pandora at or near the top in all major radio markets in the United States. In addition, we have invested in building a local sales force in major radio markets. Our integration into standard radio media-buying processes and measurement, and our local ad sales force are key elements of our strategy for expanded penetration of the $15 billion U.S. radio advertising market.

        A key element of our strategy is to make the Pandora service available everywhere that there is internet connectivity. To this end, we make the Pandora service available through a variety of distribution channels. In addition to streaming our service to traditional computers, we have developed Pandora mobile device applications or "apps" for smartphones such as Android, Blackberry and the iPhone, and for tablets including the iPad, Android tablets, and Amazon Kindle Fire tablets. We distribute those mobile apps free to listeners via app stores. Pandora is now integrated with more than 1,000 connected devices, including automobiles, automotive aftermarket devices and consumer electronic devices.

        Content acquisition costs as a percentage of revenue declined to 58% in the first half of fiscal 2014, as compared to 64% in the first half of fiscal 2013, principally due to increased mobile monetization and, to a lesser extent, our enhanced ability to control listener hours. Through the end of calendar year 2014 and for the foreseeable future, we intend to leverage improvements in gross margin by investing the additional gross profit in broadening distribution channels, developing innovative and scalable advertising products, increasing utilization of advertising inventory and building out our sales force. These investments through the end of calendar year 2014 and beyond are intended to drive further growth in our business through both increased listener hours and monetization of those hours, and as a result we are targeting gradual improvements in gross margins over time. Our planned reinvestment of the resulting incremental gross profit will continue to mitigate the growth of bottom line profitability. In this regard, we expect any improvements in our non-GAAP earnings for calendar year 2014 to be modest relative to our non-GAAP earnings for the current fiscal year.

Corporate Information

        We were incorporated as a California corporation in January 2000 and reincorporated as a Delaware corporation in December 2010. Our principal executive offices are located at 2101 Webster Street, Suite 1650, Oakland, California 94612 and our telephone number is (510) 451-4100. Our website is www.pandora.com. The information on or that can be accessed through our website is not part of, and is not incorporated, into this prospectus.

        We have a January 31 fiscal year end. Accordingly, all references to a fiscal year contained or incorporated by reference herein refer to the 12 months ended January 31 of such year, and references to the first, second, third and fourth fiscal quarters refer to the three months ended April 30, July 31, October 31 and January 31, respectively. We have announced we that will convert our fiscal year to the calendar 12 months ending December 31, effective beginning with the year ending December 31, 2013. As a result, our current fiscal year will be shortened from 12 months to an 11 month transitional fiscal year that will end on December 31, 2013. As such, we will report our third fiscal quarter as the three months ending October 31, 2013, followed by a two month transitional period ending December 31, 2013.

        Pandora®, the Music Genome Project® and other trademarks or services marks of Pandora appearing or incorporated by reference in this prospectus are the property of Pandora. All other service marks, trademarks and trade names referred to or incorporated by reference in this prospectus are property of their respective holders.

 THE OFFERING

Common stock offered by Pandora	13,000,000 shares
Common stock offered by the selling stockholder	5,200,000 shares
Total common stock offered	18,200,000 shares
Over-allotment option	The underwriters have a 30-day option to purchase up to an additional 2,730,000 shares of common stock from us to cover over-allotments.
Common stock to be outstanding after this offering

189,158,481 shares, or 191,888,481 shares if the underwriters exercise in full their option to purchase additional shares from us, based on the number of shares of common stock outstanding as of July 31, 2013.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $312.9 million, or approximately $378.8 million if the underwriters' over-allotment option is exercised in full, at the public offering price of $25.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholder.

We anticipate that we will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds for potential acquisitions of businesses, products or technologies, although we have no current agreements or understandings with respect to any such transactions.

See the section captioned "Use of Proceeds" for additional information.
NYSE symbol	"P"

        The number of shares of our common stock to be outstanding after this offering is based on 176,158,481 shares of our common stock outstanding as of July 31, 2013 and excludes:

  •
  23,920,789 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of approximately $3.77 per share;

  •
  9,800,559 shares of common stock issuable upon the vesting of outstanding restricted stock unit awards;

  •
  11,928,028 shares of common stock reserved for issuance under our 2011 Long-Term Incentive Plan, plus annual increases thereunder.

        Unless otherwise indicated, all information in this prospectus reflects and assumes:

  •
  no exercise by the underwriters of their option to purchase up to 2,730,000 additional shares of our common stock from us; and

  •
  no exercise of options outstanding as of July 31, 2013.

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables summarize our consolidated financial and other data. You should read the following summary consolidated financial and other data in conjunction with the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended July 31, 2013, each incorporated by reference into this prospectus. We derived the statements of operations data for the years ended January 31, 2011, 2012 and 2013 from our audited consolidated financial statements incorporated by reference in this prospectus. We derived the unaudited consolidated statement of operations data for the six months ended July 31, 2012 and 2013 and the balance sheet data as of July 31, 2013 from our unaudited consolidated financial statements incorporated by reference in this prospectus. The unaudited interim consolidated financial statements data has been prepared on the same basis as the audited consolidated financial statements and reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the six months ended July 31, 2013 are not necessarily indicative of results to be expected for the full fiscal year.

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Advertising	$119,333	$239,957	$375,218	$159,981	$233,666
Subscription services and other	18,431	34,383	51,927	22,070	49,199

Total revenue	137,764	274,340	427,145	182,051	282,865
Costs and expenses:
Cost of revenue-content acquisition costs	69,357	148,708	258,748	116,340	164,733
Cost of revenue—other(1)	11,559	22,759	32,019	14,431	20,816
Product development(1)	6,736	13,425	18,118	8,594	14,959
Sales and marketing(1)	36,250	65,010	107,715	46,917	85,877
General and administrative(1)	14,183	35,428	48,247	21,214	32,561

Total costs and expenses	138,085	285,330	464,847	207,496	318,946

Loss from operations	(321)	(10,990)	(37,702)	(25,445)	(36,081)
Other income (expense), net	(1,309)	(5,042)	(441)	(203)	(263)

Loss before provision for income taxes	(1,630)	(16,032)	(38,143)	(25,648)	(36,344)
Provision for income taxes	(134)	(75)	(5)	5	(30)

Net loss	(1,764)	(16,107)	(38,148)	(25,643)	(36,374)
Accretion of redeemable convertible preferred stock	(300)	(110)	—	—	—
Increase in cumulative dividends payable upon conversion of liquidation of redeemable convertible preferred stock	(8,978)	(3,648)	—	—	—

Net loss attributable to common stockholders	$(11,042)	$(19,865)	$(38,148)	$(25,643)	$(36,374)

Basic and diluted net loss per share	$(1.03)	$(0.19)	$(0.23)	$(0.15)	$(0.21)

Weighted-average number of shares used in computing per share amounts-basic and diluted	10,761	105,955	168,294	166,428	174,476

	As of July 31, 2013
	Actual	As Adjusted(2)
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$53,610	$366,535
Working capital	65,361	378,286
Total assets	235,352	548,277
Common stock and additional paid-in capital	264,219	577,144
Total stockholders' equity	88,218	401,143

(1)
Includes stock-based compensation as follows:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
				(unaudited)
	(in thousands)
Cost of revenue—other	$85	$582	$1,214	$567	$951
Product development	329	1,638	7,462	2,171	4,288
Sales and marketing	549	4,866	12,294	5,668	9,986
General and administrative	492	2,101	4,530	3,131	2,698

Total stock-based compensation	$1,455	$9,187	$25,500	$11,537	$17,923

(2)
The as adjusted balance sheet data reflects balance sheet data as of July 31, 2013 after giving effect to our receipt of the net proceeds from the sale by us in this offering of 13,000,000 shares of common stock at the public offering price of $25.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Key Metrics:

	Fiscal Year Ended January 31,			Six Months Ended July 31,
	2011	2012	2013	2012	2013
	(unaudited)
Listener hours (in period, in billions)(1)	3.83	8.23	14.01	6.39	8.06
Active users (end of period, in millions)(2)	29.3	47.6	65.6	54.9	71.2
Ad RPMs (in period):(3)
Total ad	$33.65	$33.22	$29.13	$27.22	$33.10
Traditional computer	$61.60	$62.68	$53.73	$51.61	$53.43
Mobile and other connected devices	$13.70	$21.05	$22.53	$20.15	$28.22
Total RPMs (in period):(4)
Total	$34.95	$33.32	$30.49	$28.46	$35.07
Traditional computer	$58.93	$58.84	$52.36	$50.06	$52.51
Mobile and other connected devices	$14.65	$21.93	$23.83	$21.22	$30.55
Total LPMs (in period)(5)	$18.11	$18.06	$18.47	$18.19	$20.44

(1)
We track listener hours because it is a key indicator of the growth of our business. We calculate listener hours based on the total bytes served for each track that is requested and served from our servers, as measured by our internal analytics systems, whether or not a listener listens to the entire track. We believe this server-based approach is the best methodology to forecast advertising inventory given that advertisements are frequently served in between tracks and are often served upon triggers such as a listener clicking thumbs-down or choosing to skip a track. To the extent that third-party measurements of listener hours are not calculated using a similar server-based approach, the third-party measurements may differ from our measurements.

(2)
Active users are defined as the number of distinct registered users that have requested audio from our servers within the trailing 30 days to the end of the final calendar month of the period. The number of active users may overstate the number of unique individuals who actively use our service within a month as one individual may register for, and use, multiple accounts. We track the number of active users as an additional indicator of the breadth of audience we are reaching at a given time, which is particularly important to potential advertisers.

(3)
We track advertising revenue per thousand listener hours, or ad RPMs, for our free, advertising supported service because it is a key indicator of our ability to monetize advertising inventory created by our listener hours. We focus on total ad RPMs across all of our delivery platforms. Ad RPMs compare advertising revenue generated in a given period to advertising supported listener hours in the period and we believe such total ad RPMs to be the central top-line indicator for evaluating the results of our monetization efforts. We calculate total ad RPMs by dividing advertising revenue generated by the number of thousands of listener hours of our advertising-based service. We provide estimates of disaggregated ad RPMs for our traditional computer platform as well as our mobile and other connected devices platforms, which we calculate by dividing the estimated advertising revenue generated through the respective platforms by the number of thousands of listener hours of our advertising-based service delivered through such platforms. While we believe that such disaggregated ad RPMs provide directional insight for evaluating our efforts to monetize our service by platform, we do not validate disaggregated ad RPMs to the level of financial statement reporting. Such metrics should be seen as indicative only and as management's best estimate. We continue to refine our systems and methodologies used to categorize ad RPMs across our delivery platforms. Period-to-period results should not be regarded as precise nor can they be relied upon as indicative of results for future periods. In addition, as our business matures and in response to technological evolutions, we anticipate that the relevant indicators we monitor for evaluating our business may change.

(4)
We track revenue per thousand listener hours, or total RPMs, for our service because it is a key indicator of our ability to monetize our listener hours. We focus on total RPMs across all of our delivery platforms. Total RPMs compare advertising and subscription services and other revenue generated in a given period to total listener hours in the period. We calculate total RPMs by dividing the total revenue generated by the number of thousands of listener hours. The estimates used to derive disaggregated total RPMs for our traditional computer platform as well as our mobile and other connected devices platforms are similar to those used to derive ad RPMs.

(5)
We track licensing costs per thousand listener hours, or LPMs, and analyze them in combination with our analysis of RPMs as they provide a key indicator of our profitability. LPMs are relatively fixed licensing costs with scheduled annual rate increases which drive period over period changes in LPMs. As such, the margin on our business varies principally with variances in ad RPMs and subscription RPMs.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all other information set forth or incorporated by reference in this prospectus and any related free writing prospectus. The following risks and the risks described elsewhere or incorporated by reference in this prospectus, including in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended January 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended July 31, 2013, each incorporated by reference into this prospectus, could materially harm our business, financial condition, operating results, cash flow and prospects. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Internet radio is an emerging market, which makes it difficult to evaluate our current business and future prospects.

        Internet radio is an emerging market and our current business and future prospects are difficult to evaluate. The market for internet radio has undergone rapid and dramatic changes in its relatively short history and is subject to significant challenges. As a result, the future revenue and income potential of our business is uncertain. You should consider our business and prospects in light of the risks and difficulties we encounter in this new and rapidly evolving market, which risks and difficulties include, among others:

  •
  our relatively new, evolving and unproven business model;

  •
  our ability to retain our current listenership, build our listener base and increase listener hours;

  •
  our ability to effectively monetize listener hours, particularly with respect to listener hours on mobile devices, by growing our sales of advertising inventory created from growing listener hours and developing compelling ad product solutions that successfully deliver advertisers' messages across the range of our delivery platforms while maintaining our listener experience in continually evolving markets;

  •
  our ability to attract new advertisers, retain existing advertisers and prove to advertisers that our advertising platform is effective enough to justify a pricing structure that is profitable for us;

  •
  our ability to maintain relationships with makers of mobile devices, consumer electronic products and automobiles;

  •
  our operation under an evolving music industry licensing structure including statutory and consent decree licenses that may change or cease to exist, which in turn may result in a significant increase in our operating expenses; and

  •
  our ability to continue to secure the rights to music that attracts listeners to the service on fair and reasonable economic terms.

        Failure to successfully address these risks and difficulties, and other challenges associated with operating in a new and emerging market, could inhibit the implementation of our business plan, significantly harm our financial condition, operating results and liquidity and prevent us from achieving or sustaining profitability.

We have incurred significant operating losses in the past and may not be able to generate sufficient revenue to be profitable.

        Since our inception in 2000, we have incurred significant net operating losses and, as of January 31, 2013, we had an accumulated deficit of $139.6 million. A key element of our strategy is to increase the number of listeners and listener hours to increase our market penetration, including the number of listener hours on mobile and other connected devices, such as automobiles and consumer electronics. However, as our number of listener hours increases, the royalties we pay for content acquisition also increase. We have not in the past generated, and may not in the future generate, sufficient revenue from the sale of advertising and subscriptions to offset our expenses. While we have generated revenue from our advertising products at a rate that exceeds the growth in listener hours in certain fiscal years for traditional computers and for the fiscal year ending January 31, 2013 for mobile and other connected devices, to date we have not been able to grow our total advertising revenue at a rate that exceeds the growth in our listener hours. Part of the challenge that we face in increasing sales to monetize inventory generated by mobile devices is that radio advertising has traditionally attracted primarily local advertisers and we are still at an early stage of building our sales capability and penetrating local advertising markets. In addition, to the extent that our listener base on mobile platforms may skew to different demographics than we have historically sold on our traditional computer platform, we must identify such demographics and convince advertisers of the capabilities of mobile advertising to maximize advertising inventory utilization across our multi-platform ad campaigns.

        If we cannot successfully earn revenue at a rate that exceeds the operational costs associated with increased listener hours, we may not be able to achieve or sustain profitability. In addition, we expect to invest heavily in our operations to support anticipated future growth. As a result of these factors, we expect to continue to incur annual losses on a U.S. GAAP basis in the near term.

        Our revenue increased rapidly in each of the fiscal years ended January 31, 2007 through January 31, 2013; however, we expect our revenue growth rate to decline in the future as a result of a variety of factors, including increased competition and the maturation of our business, and we cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected. Further, if our future growth and operating performance fail to meet investor or analyst expectations, it could have a materially negative effect on our stock price.

        In addition, in our efforts to increase revenue as the number of listener hours has grown, we have expanded and expect to continue to expand our sales force. If our hiring of additional sales personnel does not result in a sufficient increase in revenue, the cost of this additional headcount will not be offset, which would harm our operating results and financial condition.

Our failure to convince advertisers of the benefits of our service in the future could harm our business.

        For our fiscal year ended January 31, 2013 we derived 88% of our revenue from the sale of advertising and expect to continue to derive a substantial majority of our revenue from the sale of advertising in the future. Our ability to attract and retain advertisers, and ultimately to sell our advertising inventory to generate advertising revenue, depends on a number of factors, including:

  •
  increasing the number of listener hours;

  •
  keeping pace with changes in technology and our competitors;

  •
  competing effectively for advertising dollars from other online marketing and media companies;

  •
  penetrating the market for local radio advertising;

  •
  demonstrating the value of advertisements to reach targeted audiences across all of our delivery platforms, including the value of mobile digital advertising;

  •
  continuing to develop and diversify our advertisement platform, which currently includes delivery of display, audio and video advertising products through multiple delivery channels, including traditional computers, mobile and other connected devices, including automobiles; and

  •
  coping with ad blocking technologies that have been developed and are likely to continue to be developed that can block the display of our ads.

        Our agreements with advertisers are generally short term or may be terminated at any time by the advertiser. Advertisers that are spending only a small amount of their overall advertising budget on our service may view advertising with us as experimental and unproven and may leave us for competing alternatives at any time. We may never succeed in capturing a greater share of our advertisers' core advertising spending, particularly if we are unable to achieve the scale and market penetration necessary to demonstrate the effectiveness of our advertising platforms, or if our advertising model proves ineffective or not competitive when compared to alternatives. Failure to demonstrate the value of our service would result in reduced spending by, or loss of, existing or potential future advertisers, which would materially harm our revenue and business.

Advertising on mobile devices, such as smartphones, is an emerging phenomenon, and if we are unable to increase revenue from our advertising products delivered to mobile devices, our results of operations will be materially adversely affected.

        Our number of listener hours on mobile devices has surpassed listener hours on traditional computers, and we expect that this will continue to be the case. Our mobile listenership has experienced significant growth since we introduced the first mobile version of our service in May 2007. Listener hours on mobile devices and other connected devices constituted approximately 5%, 26%, 54%, 69% and 77% of our total listener hours for fiscal years 2009, 2010, 2011, 2012 and 2013, respectively. We expect this growth to continue, though at a less rapid pace. Digital advertising on mobile devices is an emerging phenomenon, and the percentage of advertising spending allocated to digital advertising on mobile devices is lower than that allocated to traditional online advertising. According to IDC, the percentage of U.S. advertising spending allocated to advertising on mobile devices was less than 1% in 2010, compared to 13% for all online advertising. We must therefore convince advertisers of the capabilities of mobile digital advertising opportunities so that they migrate their advertising spend toward demographics and ad solutions that more effectively utilize mobile inventory. Our cost of content acquisition, or royalty fees for public performances, is currently calculated on the same basis whether a listening hour is consumed on a traditional computer or a mobile device. To date, we have not been able to generate revenue from our advertising products delivered to mobile and other connected devices, such as automobiles and consumer electronics, as effectively as we have for our advertising products served on traditional computers.

        Radio advertising has traditionally attracted primarily local advertisers, and we are still at an early stage of building our sales capability to penetrate local advertising markets, which we view as a key challenge in monetizing our listener hours, including listener hours on mobile and other connected devices. In addition, while a substantial amount of our revenue has traditionally been derived from display ads, some display ads may not be currently optimized for use on certain mobile or other connected devices. For example, standard display ads may not be well-suited for use on smartphones due to the size of the device screen and may not be appropriate for smartphones connected to or integrated in automobiles due to safety considerations. Further, some display ads may not be optimized to take advantage of the multimedia capabilities of connected devices. By contrast, audio ads are better-suited for delivery on smartphones connected to or installed in automobiles and across mobile and connected device platforms and video ads can be optimized for a variety of platforms. However, our audio and video advertising products are relatively new and have not been as widely accepted by advertisers as our traditional display ads. In addition, the introduction of audio advertising places us in more direct competition with terrestrial radio, as many advertisers that purchase audio ads focus their spending on terrestrial radio stations who traditionally have strong connections with local advertisers.

        We have plans that, if successfully implemented, would increase our number of listener hours on mobile and other connected devices, including efforts to expand the reach of our service by making it available on an increasing number of devices, such as smartphones and devices connected to or installed in automobiles. In order to effectively monetize such increased listener hours, we must, among other things, convince advertisers to migrate spending to nascent advertising markets, penetrate local advertising markets and develop compelling ad product solutions. We cannot assure you that we will be able to effectively monetize inventory generated by listeners using mobile and connected devices, or the time frame on which we may do so.

If our efforts to attract prospective listeners and to retain existing listeners are not successful, our growth prospects and revenue will be adversely affected.

        Our ability to grow our business and generate advertising revenue depends on retaining and expanding our listener base and increasing listener hours. We must convince prospective listeners of the benefits of our service and existing listeners of the continuing value of our service. The more listener hours we stream, the more ad inventory we have to sell. Further, growth in our listener base increases the size of demographic pools targeted by advertisers, which improves our ability to deliver advertising in a manner that maximizes our advertising customers' return on investment and, ultimately, to demonstrate the effectiveness of our advertising solutions and justify a pricing structure that is profitable for us. If we fail to grow our listener base and listener hours, particularly in key demographics such as young adults, we will be unable to grow advertising revenue, and our business will be materially and adversely affected.

        Our ability to increase the number of our listeners and listener hours will depend on effectively addressing a number of challenges. We may fail to do so. Some of these challenges include:

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  providing listeners with a consistent high quality, user-friendly and personalized experience;

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  continuing to build our catalogs of music and comedy content that our listeners enjoy;

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  continuing to innovate and keep pace with changes in technology and our competitors; and

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  maintaining and building our relationships with makers of consumer products such as mobile devices, other consumer electronic products and automobiles to make our service available through their products.

        In addition, we have historically relied heavily on the success of viral marketing to expand consumer awareness of our service. If we are unable to maintain or increase the efficacy of our viral marketing strategy, or if we otherwise decide to expand the reach of our marketing through use of more costly marketing campaigns, we may experience an increase in marketing expenses, which could have an adverse effect on our results of operations. We cannot assure you that we will be successful in maintaining or expanding our listener base and failure to do so would materially reduce our revenue and adversely affect our business, operating results and financial condition.

        Further, although we use our number of registered users and our number of active users as indicators of our brand awareness and the growth of our business, the number of registered users and number of active users exceeds the number of unique individuals who register for, or actively use, our service. We define registered users as the total number of accounts that have been created for our service and we define active users as the number of distinct registered users that have requested audio from our servers within the trailing 30 days from the end of each calendar month. To establish an account, a person does not need to provide personally unique information. For this reason a person may have multiple accounts. If the number of actual listeners does not result in an increase in listener hours, then our business may not grow as quickly as we expect, which may harm our business, operating results and financial condition.

We have experienced rapid growth in both listener hours and advertising revenue. We do not expect to be able to sustain these growth rates in the future and our business and operating results may suffer.

        We have experienced rapid growth rates in both listener hours and advertising revenue as a result of our growth strategy to commit substantial financial, operational and technical resources to build the Company. As we grow larger and increase our listener base and usage, we expect it will become increasingly difficult to maintain the rate of growth we currently experience. Slower growth could negatively impact our stock price, our ability to hire and retain employees or harm our business in other ways.

If our efforts to attract and retain subscribers are not successful, our business may be adversely affected.

        In the first half of fiscal 2014, subscription revenue comprised 17% of our total revenue, compared to 12% in the first half of fiscal 2013. The growth in subscribers and subscription revenue in fiscal 2014 has been driven substantially by the listener hour limit we instituted on mobile listeners in March 2013. In September 2013, we removed the mobile listening limit, as we have instituted other tools to moderate mobile listener hour growth. As a result, we do not expect the growth rate we experienced in subscribers in the first half of fiscal 2014 to continue. Furthermore, we expect that a number of listeners who subscribed to Pandora One in response to the mobile listening limit may choose to cancel their subscriptions going forward and return to using our free, ad-supported service. As a result, we presently expect subscriber growth to be lower than in corresponding prior year periods for the near term. Over the longer term, our ability to continue to attract subscribers will depend in part on our ability to consistently provide our subscribers with a quality experience through Pandora One. If Pandora One subscribers do not perceive that offering to be of value, or if we introduce new or adjust existing features or pricing in a manner that is not favorably received by them, we may not be able to attract and retain subscribers. Subscribers may cancel their subscription to our service for many reasons, including a perception that they do not use the service sufficiently, the need to cut household expenses, competitive services provide a better value or experience or as a result in changes in pricing, if any. If our efforts to attract and retain subscribers are not successful, our business, operating results and financial condition may be adversely affected.

If we fail to effectively manage our growth, our business and operating results may suffer.

        Our rapid growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and maintain profitability, we will need to recruit, integrate and retain skilled and experienced sales personnel who can demonstrate our value proposition to advertisers and increase the monetization of listener hours, particularly on mobile devices, by developing relationships with both national and local advertisers to convince them to migrate advertising spending to online and mobile digital advertising markets and utilize our advertising product solutions. Continued growth could also strain our ability to maintain reliable service levels for our listeners, effectively monetize our listener hours, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we may also be unable to meet our obligations under advertising agreements with respect to the timing of our delivery of advertising or other performance obligations. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline and efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition may suffer.

We face, and will continue to face, competition for both listener hours and advertising spending.

  We compete with other content providers for listener hours.

        We compete for the time and attention of our listeners with other content providers on the basis of a number of factors, including quality of experience, relevance, acceptance and diversity of content, ease of use, price, accessibility, perception of ad load, brand awareness and reputation.

        Many of our competitors may leverage their existing infrastructure, brand recognition and content collections to augment their services by offering competing internet radio features to provide listeners with more comprehensive music service delivery choices. We face increasing competition for listeners from a growing variety of businesses that deliver audio media content through mobile phones and other wireless devices.

        Our competitors include terrestrial radio, satellite radio, and online radio. Terrestrial radio providers such as CBS and Clear Channel offer their content for free, are well-established and accessible to listeners and offer content, such as news, sports, traffic, weather and talk that we currently do not offer. In addition, many terrestrial radio stations have begun broadcasting digital signals, which provide high-quality audio transmission.

        Satellite radio providers, such as Sirius XM, may offer extensive and oftentimes exclusive news, comedy, sports and talk content, national signal coverage, and long established automobile integration. In addition, terrestrial radio pays no royalties for its use of sound recordings and satellite radio pays a much lower percentage of revenue, currently 9.0%, than internet radio providers for use of sound recordings, giving broadcast and satellite radio companies a significant cost advantage.

        Other online radio providers may offer more extensive content libraries than we offer and some may be accessed internationally.

        We also compete with providers of on-demand audio media and entertainment which are purchased or available for free and playable on mobile devices, automobiles and in the home. These forms of media may be purchased, downloaded and owned such as iTunes audio files, MP3s, CDs, or accessed from subscription or free online on-demand offerings by music providers such as RDIO, Spotify, and Rhapsody or content streams from other online services such as Hulu, VEVO, mtv.com and YouTube. We believe that companies with a combination of financial resources, technical expertise and digital media experience also pose a significant threat of developing competing internet radio and digital audio entertainment technologies. For example, known incumbents in the digital media space such as Apple and Google have recently launched competing services, and they may devote greater resources than we have available, have a more accelerated time frame for deployment and leverage their existing user base and proprietary technologies to provide products and services that our listeners and advertisers may view as superior. Our current and future competitors may have more well-established brand recognition, more established relationships with music publishing companies, consumer product manufacturers, greater financial, technical, and other resources, more sophisticated technologies or more experience in the markets in which we compete.

        We also compete for listeners on the basis of our presence and visibility as compared with other businesses and software that deliver audio and other content through the internet, mobile devices and consumer products. We face significant competition for listeners from companies promoting their own digital music and content online or through application stores, including several large, well-funded and seasoned participants in the digital media market. Search engines, such as Google, and mobile device application stores, such as the iTunes Store, rank responses to search queries based on the popularity of a website or mobile application, as well as other factors that are outside of our control. Additionally, mobile device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since a mobile app was released or updated, or the category in which the application is placed. The websites and mobile applications of our competitors may rank higher than our website and our Pandora app, and our app may be difficult to locate in mobile device application stores, which could draw potential listeners away from our service and toward those of our competitors. In addition, our competitors' products may be pre-loaded or integrated into consumer electronics products or automobiles, creating an initial visibility advantage. If we are unable to compete successfully for listeners against other digital media providers by maintaining and increasing our presence and visibility online, in application stores and in consumer electronics products and automobiles, our listener hours may fail to increase as expected or decline and our advertising sales may suffer.

        To compete effectively, we must continue to invest significant resources in the development of our service to enhance the user experience of our listeners. There can be no assurance that we will be able to compete successfully for listeners in the future against existing or new competitors, and failure to do so could result in loss of existing or potential listeners, reduced revenue, increased marketing expenses or diminished brand strength, any of which could harm our business.

  We compete for advertising spending with other content providers.

        We compete for a share of advertisers' overall marketing budgets with other content providers on a variety of factors including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure and ability to deliver large volumes or precise types of ads to targeted demographics.

        We face significant competition for advertising dollars from terrestrial and, to a lesser extent, satellite radio providers. As many of the advertisers we target have traditionally advertised on terrestrial radio and have less experience with internet radio providers, they may be reluctant to spend for advertising on traditional computers, mobile or other connected device platforms. In addition, terrestrial radio providers as well as other traditional media companies in television and print, such as broadcast television networks such as ABC, CBS, FOX and NBC, cable television channel providers, national newspapers such as the New York Times and the Wall Street Journal and some regional newspapers, enjoy a number of competitive advantages over us in attracting advertisers, including large established audiences, longer operating histories, greater brand recognition and a growing presence on the internet.

        Although advertisers are allocating an increasing amount of their overall marketing budgets to web and mobile-based ads, such spending lags behind growth in internet and mobile usage, and the market for online and mobile advertising is intensely competitive. As a result, we also compete for advertisers with a range of internet companies, including major internet portals, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, MSN and Yahoo! have significant numbers of direct sales personnel and substantial proprietary advertising inventory and web traffic that provide a significant competitive advantage and have a significant impact on pricing for internet advertising and web traffic. The trend toward consolidation among online marketing and media companies may also affect pricing and availability of advertising inventory.

        In order to compete successfully for advertisers against new and existing competitors, we must continue to invest resources in developing and diversifying our advertisement platform, harnessing listener data and ultimately proving the effectiveness and relevance of our advertising products. Failure to compete successfully against our current or future competitors could result in loss of current or potential advertisers or a reduced share of our advertisers' overall marketing budget, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses and prevent us from achieving or maintaining profitability.

Our ability to increase the number of our listeners will depend in part on our ability to establish and maintain relationships with automakers, automotive suppliers and consumer electronics manufacturers with products that integrate our service.

        A key element of our strategy to expand the reach of our service and increase the number of our listeners and listener hours is to establish and maintain relationships with automakers, automotive suppliers and consumer electronics manufacturers that integrate our service into and with their products. Working with certain third-party distribution partners, we currently offer listeners the ability to access our service through a variety of consumer electronics products used in the home and devices connected to or installed in automobiles. We intend to broaden our ability to reach additional listeners, and increase current listeners hours, through other platforms and partners over time. However, reaching agreements with distribution partners can be time consuming, and once an agreement is reached, product design cycles can be lengthy. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments, our ability to grow our business could be adversely impacted.

        Our existing agreements with partners in the automobile and consumer electronics industries generally do not obligate those partners to launch our service in their products. In addition, some automobile manufacturers or their supplier partners may terminate their agreements with us for convenience. Our business could be adversely affected if our automobile partners and consumer electronics partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us. If we are forced to amend the business terms of our distribution agreements as a result of competitive pressure, our ability to maintain and expand the reach of our service and increase listener hours would be adversely affected, which would reduce our revenue and harm our operating results.

        Additionally, we distribute our mobile applications via smartphone application download stores managed by Apple, Google, Amazon, Palm and Research In Motion, or RIM, and such distribution is subject to an application developer license agreement in each case. Should any of these parties reject our app from their application store or amend the terms of their license in such a way that inhibits our ability to distribute the Pandora apps via their application store, or negatively impacts our economics in such distribution, our ability to increase listener hours and sell advertising would be adversely affected, which would reduce our revenue and harm our operating results.

If we are unable to continue to make our technology compatible with the technologies of third-party distribution partners who make our service available to our listeners through mobile devices, consumer electronic products and automobiles, we may not remain competitive and our business may fail to grow or decline.

        In order to deliver music everywhere our listeners want to hear it, our service must be compatible with mobile, consumer electronic, automobile and website technologies. Our service is accessible in part through Pandora-developed or third-party developed applications that hardware manufacturers embed in, and distribute through, their devices. Connected devices and their underlying technology are constantly evolving. As internet connectivity of automobiles, mobile devices, and other consumer electronic products expands and as new internet-connected products are introduced, we must constantly adapt our technology. It is difficult to keep pace with the continual release of new devices and technological advances in digital media delivery and predict the problems we may encounter in developing versions of our applications for these new devices and delivery channels. It may become increasingly challenging to do so in the future. In particular, the technology used for streaming the Pandora service in automobiles remains at an early stage and may not result in a seamless customer experience. If automobile and consumer electronics makers fail to make products that are compatible with our technology or we fail to adapt our technology to evolving requirements, our ability to grow or sustain the reach of our service, increase listener hours and sell advertising could be adversely affected.

        Consumer tastes and preferences can change in rapid and unpredictable ways and consumer acceptance of these products depends on the marketing, technical and other efforts of third-party manufacturers, which is beyond our control. If consumers fail to accept the products of the companies with whom we partner or if we fail to establish relationships with makers of leading consumer products, our business could be adversely affected.

Unavailability of, or fluctuations in, third-party measurements of our audience may adversely affect our ability to grow advertising revenue.

        Selling ads, locally and nationally, requires that we demonstrate to advertisers that our service has substantial reach and usage. Third-party measurements may not reflect our true listening audience and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the key metrics that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers. For example, we calculate listener hours based on the total bytes served for each track that is requested and served from our servers, as measured by our internal analytics systems, whether or not a listener listens to the entire track. By contrast, certain third-party measurement service providers may calculate and report the number of listener hours using a client-based approach, which measures time elapsed during listening sessions. Measurement technologies for mobile and consumer electronic devices may be even less reliable in quantifying the reach and usage of our service, and it is not clear whether such technologies will integrate with our systems or uniformly and comprehensively reflect the reach and usage of our service. While we have been working with third-party measurement service providers, these providers have not yet developed uniform measurement systems that comprehensively measure the reach and usage of our service. In order to demonstrate to potential advertisers the benefits of our service, we must supplement third-party measurement data with our internal research, which may be perceived as less valuable than third-party numbers. If such third-party measurement providers report lower metrics than we do, or if there is wide variance among reported metrics, our ability to convince advertisers of the benefits of our service could be adversely affected.

The lack of accurate cross-platform measurements for internet radio and broadcast radio may adversely affect our ability to grow advertising revenue.

        Pandora has invested substantial resources to create accurate cross-platform measurements for internet radio and broadcast radio in the major automated media-buying platforms, creating a one-stop shop that enables media buyers to compare internet radio audience reach with terrestrial radio audience reach using traditional broadcast radio metrics. To achieve this result, we currently rely on third parties such as Triton to quantify the reach and usage of our service, and on media buying companies to provide Internet radio metrics side-by-side with terrestrial radio metrics in media-buying platforms.

        We have also partnered with media buying companies that show internet radio measurements alongside terrestrial metrics in the media buying systems that media buyers use to purchase advertising. Media buying companies receive measurement metrics from third parties, such as Triton for internet radio, and Arbitron and Nielsen for more traditional media like terrestrial radio and television. Media buying companies may choose not to show, or may be prohibited by third party measurement services that measure terrestrial radio and other traditional media from showing, internet radio metrics alongside traditional terrestrial metrics. Our ability to realize our long-term potential will be significantly affected by our success in these advertising initiatives, and there is no assurance we will achieve substantial penetration of these advertising markets.

Our success depends upon the continued acceptance of online advertising as an alternative or supplement to offline advertising.

        The percentage of the advertising market allocated to online advertising lags the percentage of consumer online consumption by a significant degree. Growth of our business will depend in large part on the reduction or elimination of this gap between online and offline advertising spending, which may not happen in a way or to the extent that we currently expect. Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional, offline advertising media. Accordingly, we continue to compete for advertising dollars with traditional media, including broadcast radio.

        Although advertisers as a whole are spending an increasing amount of their overall advertising budget on online advertising, we face a number of challenges in growing our advertising revenue. We compete for advertising dollars with significantly larger and more established online marketing and media companies such as Facebook, Google, MSN and Yahoo!. We believe that the continued growth and acceptance of our online advertising products will depend on the perceived effectiveness and the acceptance of online advertising models generally, which is outside of our control. Any lack of growth in the market for online advertising could result in reduced revenue or increased marketing expenses, which would harm our operating results and financial condition.

We operate under and pay royalties pursuant to statutory licensing structures for the reproduction and public performance of sound recordings that could change or cease to exist, which would adversely affect our business.

        We currently operate under statutory licensing regimes and structures that may change or cease to exist. We must pay performance rights royalties for the digital audio transmission of sound recordings. Subject to our ongoing compliance with numerous statutory conditions and regulatory requirements for a noninteractive service, we are permitted to operate under a federal statutory license that allows the streaming in the U.S. of any sound recording lawfully released to the public. We are also permitted to make reproductions of sound recordings on computer servers pursuant to a separate statutory license designed to facilitate the making of transmissions. There is no guarantee that these licenses will continue to be available or that we will continue to be eligible to operate under these statutory licenses. For example, if a court were to determine that we operate an interactive streaming service or make reproductions of sound recordings outside the statutory license, we would have to negotiate license agreements with sound recording copyright owners individually, a time consuming and expensive undertaking that could jeopardize our ability to stream a significant percentage of the music currently in our library and could result in royalty costs that are prohibitively expensive. In addition, if copyright owners object to the functionality or transmission methods of our service, we could lose our eligibility to operate under the statutory licenses. Our ability to avoid negotiating separate agreements with the many copyright owners of sound recordings currently used on our service depends on these two statutory licenses, and if we were to no longer qualify for operation under, or violate the provisions of the statutory licenses, we could be subject to significant liability for copyright infringement and may no longer be able to operate under our existing licensing regime. For our fiscal year ended January 31, 2013 we incurred SoundExchange related content acquisition costs representing 55.9% of our total revenue for that period.

        The rates to be paid for the streaming of sound recordings pursuant to the statutory licenses can be established by either negotiation or through a rate proceeding conducted by the Copyright Royalty Board, or CRB, a tribunal established within the U.S. Library of Congress. In 2007, the CRB set royalty rates for the online streaming of sound recordings for 2006 through 2010 that were so high that the cost for streaming sound recordings alone would have been unsustainable under our current business model. In response to the lobbying efforts of internet webcasters, including us, Congress passed the Webcaster Settlement Acts of 2008 and 2009, which permitted webcasters and

SoundExchange, the sole entity designated by the CRB to collect and distribute the statutory royalties paid by internet webcasters such as us, to negotiate alternative rates to those established by the CRB for the years 2006 through 2015. In July 2009, certain webcasters reached an agreement with SoundExchange, establishing alternative, non-precedential rates below those eventually established by the CRB. The reduced alternative rates and rate structures under this agreement will apply through 2015, but may not be considered by the CRB if and when it conducts a proceeding to establish royalty rates for the years 2016 through 2020. There can be no assurance that the per performance rates established by the CRB for the period 2016 through 2020 will not exceed the rates actually paid by us or the rates previously established by the CRB for the years 2011 through 2015. We do not know what rates will be available to us commencing January 1, 2016 and there is no guarantee that the royalty structure that emerged from the negotiations with SoundExchange pursuant to the Webcaster Settlement Acts will be available after 2015. The CRB, which still has rate-making authority over us upon expiration of our agreement with SoundExchange, has consistently established royalty rates, including those established for the years 2011 through 2015 that would, if paid by us, consume an unsustainable percentage of our revenue. If we are unable to reach a new agreement for commercially reasonable rates with SoundExchange as the representative for sound recording copyright owners entitled to receive statutory royalties for the period 2016 through 2020, then our content acquisition costs may significantly increase, which could materially harm our financial condition and inhibit the implementation of our business plan.

        In addition, the royalties that we pay to SoundExchange for the streaming of sound recordings are calculated using a per performance rate. While we believe that the mechanisms we use to track performances are sufficient to ensure that we are accurately reporting and paying royalties, our ability to do so depends in part on our ability to maintain these mechanisms as new devices are introduced and incumbent technologies evolve. Any understatement or overstatement of performances could result in our paying lower or higher royalties to SoundExchange than we actually owed, which could in turn affect our financial condition and results of operations.

We depend upon third-party licenses for the right to publicly perform musical works and a change to or loss of these licenses could increase our content acquisition costs, reduce the sound recordings that we perform on the service or adversely affect our ability to retain and expand our listener base, and therefore could adversely affect our business.

        To secure the rights to publicly perform musical works embodied in sound recordings over the internet, we obtain licenses from or for the benefit of copyright owners and pay royalties to copyright owners or their agents. Copyright owners of musical works are vigilant in protecting their rights and currently are seeking substantial increases in the rates applicable to the public performance of such works. There is no guarantee that the licenses available to us now will continue to be available in the future or that such licenses will be available at the royalty rates associated with the current licenses. If we are unable to secure and maintain rights to publicly perform musical works or if we cannot do so on terms that are acceptable to us, our ability to perform music content to our listeners, and consequently our ability to attract and retain both listeners and advertisers, will be adversely impacted.

        Copyright owners of musical works have traditionally relied on performance rights organizations to negotiate so-called "blanket" licenses with copyright users. We have traditionally obtained the rights to publicly perform musical works embodied in sound recordings over the internet from, and pay and have paid license fees to, the three major performance rights organizations in the United States: American Society of Composers, Authors and Publishers, or ASCAP, Broadcast Music, Inc., or BMI, and SESAC, Inc., or SESAC. These organizations represent the rights of affiliated songwriters and music publishers, negotiate with copyright users such as us, collect royalties and distribute those royalties to the copyright owners they represent. Performing rights organizations and musical work copyright owners with whom we have entered into direct licenses have or may have the right to audit our playlists and royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. If such a dispute were to occur, we could be required to pay additional royalties and audit fees. The amounts involved could be material. We currently operate under a final agreement with SESAC, however, this agreement is subject to termination by either party in accordance with its terms at the end of each yearly term, and there is no guarantee that the associated royalty rate available to us now will be available to us in the future. We currently operate under interim agreements with BMI and ASCAP, which pursuant to their respective consent decrees entered into with the U.S. Department of Justice cannot refuse to grant us licenses for the public performance of the musical works in their respective repertories. The number of works administered by ASCAP and BMI may fluctuate over time and may be subject to the withdrawal of certain rights by individual ASCAP and BMI-affiliated music publishers for certain types of transmissions by certain types of services, such as Pandora. The decrease in the works licensed by ASCAP and BMI may require more direct licensing by Pandora with individual music publishers. Rates payable to ASCAP and BMI can be set, in the absence of a negotiated agreement, by the respective rate courts established pursuant to such decrees in the U.S. District Court for the Southern District of New York. SESAC and individual publishers are not subject to a mandatory licensing obligation and could withhold the rights to all of the musical works which they own or administer. The loss of the musical works represented by ASCAP, BMI and SESAC or individual publishers could diminish the appeal of our service to listeners, as we would not be able to perform sound recordings if we did not have authorization to publicly perform the musical works embodied in such sound recordings.

        In 2010, we elected to terminate our prior agreement with ASCAP as of December 31, 2010 and in 2012 we elected to terminate our prior agreement with BMI as of December 31, 2012 because we believed that the royalty rates and terms sought by ASCAP and BMI were in excess of rates paid by our largest competitors. Notwithstanding our termination of these agreements, the musical works administered by ASCAP and BMI are licensed to us pursuant to the provisions of their respective consent decrees, although there is a question before the ASCAP rate court as to whether the ASCAP repertory may be diminished during the term of our consent decree licenses if certain ASCAP member publishers purportedly withdraw certain performance rights from ASCAP for certain types of transmissions by certain types of licensees such as Pandora. To the extent the ASCAP repertory may diminish during the term of our consent decree license, our content acquisition costs could be increased by the need to obtain direct licenses from individual music publishers for such rights, the number of sound recordings that we perform on the service may be reduced or our ability to retain and expand our listener base could be adversely affected. A similar issue with respect to purported withdrawals exists in our pending rate case with BMI. We may also pay reduced amounts to ASCAP and BMI if their repertories are reduced and the rate set for those repertories is adjusted to reflect the diminished size of the catalog of licensable musical works. In September 2011, we changed the method we used to calculate royalties due to ASCAP following the execution of an interim arrangement for the period commencing January 1, 2011, pending a final determination of new rates.

        In November 2012, we filed a petition in rate court to request a determination of reasonable fees and terms with ASCAP and in June 2013, BMI filed a petition in rate court to request a determination of reasonable fees and terms with BMI. The rate court proceedings can take years to complete and can be very costly. There is no guarantee that final rates established by mutual agreement or by a rate court determination would establish royalty rates more favorable to us than those we previously paid pursuant our terminated agreements with ASCAP and/or BMI or those that we pay pursuant to our interim arrangements with ASCAP and/or BMI.

        Recent court proceedings, the purported withdrawal of certain music publishers from the ASCAP and BMI catalogs, and our recent entry into a local marketing agreement to program KXMZ-FM, in part to allow Pandora to qualify for the current ASCAP and BMI license agreements available to owners of one or more commercial radio stations, have highlighted uncertainties for the royalty rates payable to these organizations. For example, we could be liable for both increased royalty rates going forward and a potential true-up of royalty payments in excess of any interim royalties paid for the period following December 31, 2010 with respect to ASCAP and/or for the period following December 31, 2012 with respect to BMI. We record a liability for public performance royalties based on our best estimate of the amount owed to each organization based on historical rates, third-party evidence, and legal developments. For each quarterly period, we evaluate our estimates to assess the adequacy of recorded liabilities. If actual royalty rates differ from estimates, revisions to the estimated royalty liabilities may be required, which could materially affect our results of operations. For our fiscal year ended January 31, 2013, we incurred content acquisition costs for the public performance of musical works representing 4.3% of our total revenue for that period.

        We do not currently pay so-called "mechanical royalties" to music publishers for the reproduction and distribution of musical works embodied in transitory copies used to make streams audible to our listeners. Although not currently a matter of dispute, if music publishers were to change their position and seek that we pay mechanical royalties, and a final judgment were entered by a court requiring that payment, our royalty obligations could increase significantly, which would increase our operating expenses and harm our business and financial interests.

        In May 2011, we started streaming spoken word comedy content, for which the underlying literary works are not currently entitled to eligibility for licensing by any performing rights organization in the United States. While pursuant to industry-wide custom and practice this content is performed absent a specific license from any such performing rights organization, there can be no assurance that this will not change or that we will not otherwise become subject to additional licensing costs for spoken word comedy content imposed by performing rights organizations in the future or be subject to damages for copyright infringement.

If music publishers effectuate withdraws of all or a portion of their musical works from performing rights organizations for public performances by means of digital transmissions, then we may be forced to enter into direct licensing agreements with these publishers at rates higher than those we currently pay, or we may be unable to reach agreement with these publishers at all, which could adversely affect our business, our ability to attract and retain listeners, financial condition and results of operations.

        If music publishers effectuate withdraws of all or a portion of their catalogs from ASCAP, BMI or SESAC, we may no longer be able to obtain licenses for such publisher's withdrawn catalogs. Under these circumstances, we would either need to enter into direct licensing arrangements with such music publishers or remove those musical works from the service, including any sound recordings in which such musical works are embodied. For example, EMI purportedly withdrew certain rights from ASCAP to license the public performance of its works in May 2011. As a result we entered into a separate license agreement with EMI in March 2012. Sony/ATV, which led a consortium to acquire EMI in June 2012, announced its intention to withdraw from ASCAP and BMI certain rights to license the public performance of its works effective December 31, 2012. As a result, we entered into a separate license agreement with EMI Entertainment World Inc. for the catalog formerly licensed to us through BMI and with Sony/ATV Music Publishing, LLC for the catalog formerly licensed to us through ASCAP and BMI. Each of these three agreements expires December 31, 2013. Other publishers have signaled their intent to withdraw all or a portion of their catalogs from ASCAP and BMI and we have entered into a direct license with Universal Music Publishing Group ("UMPG") for the period commencing July 1, 2013 to the extent it is determined that UMPG's works are no longer licensable by ASCAP for a service such as Pandora or are not subject to licensing by Pandora pursuant to a Radio Music License Committee license. Although we continue to be licensed by the PROs, it is currently unclear what specific effect a publisher's purported limited withdrawal of rights to public performances by means of digital transmissions from a PRO would have on us. If we are unable to reach an agreement with respect to the repertoire of any music publisher which successfully withdraws all or a portion of its catalog(s) from a PRO, or if we are forced to enter into direct licensing agreements with such publishers at rates higher than those currently set by the PROs (or higher than those set by the U.S. District Court having supervisory authority over ASCAP and BMI) for the performance of musical works, or if there is uncertainty as to what rights are administered by any particular PRO or publisher, our ability to stream music content to our listeners may be limited or our content acquisition costs may increase, and this could adversely affect our business, financial condition and results of operations.

If we fail to accurately predict and play music or comedy content that our listeners enjoy, we may fail to retain existing and attract new listeners.

        We believe that a key differentiating factor between the Pandora service and other music content providers is our ability to predict music that our listeners will enjoy. Our personalized playlist generating system, based on the Music Genome Project and our proprietary algorithms, is designed to enable us to predict listener music preferences and select music content tailored to our listeners' individual music tastes. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our personalized playlist generating system depends in part on our ability to gather and effectively analyze large amounts of listener data and listener feedback and we have no assurance that we will continue to be successful in enticing listeners to give a thumbs-up or thumbs-down to enough songs for our database to effectively predict and select new and existing songs. In addition, our ability to offer listeners songs that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional tracks that will appeal to our listeners' diverse and changing tastes. While we have more than 1,000,000 songs in our catalog, we must continuously identify and analyze additional tracks that our listeners will enjoy and we may not effectively do so. Further, many of our competitors currently have larger catalogs than we offer and they may be more effective in providing their listeners with a more appealing listener experience.

        We recently launched comedy on Pandora, an offering which is designed to predict comedy content that our listeners will enjoy using technology similar to the technology that we use to generate personalized playlists for music. The risks that apply to predicting our listeners' musical tastes apply to comedy to an even greater extent, particularly as we lack experience with content other than music, do not yet have a large set of data on listener preferences for comedy and have a much smaller comedy catalog as compared to music. Our ability to predict and select music or comedy content that our listeners enjoy is critical to the perceived value of our service among listeners and failure to make accurate predictions would adversely affect our ability to attract and retain listeners, increase listener hours and sell advertising.

Loss of agreements with the makers of mobile devices, renegotiation of such agreements on less favorable terms or other actions these third parties may take could harm our business.

        Most of our agreements with makers of mobile operating systems and devices through which our service may be accessed, including Apple, RIM and Google, are short term or can be cancelled at any time with little or no prior notice or penalty. The loss of these agreements, or the renegotiation of these agreements on less favorable economic or other terms, could limit the reach of our service and its attractiveness to advertisers. Some of these mobile device makers, including Apple, are now, or may in the future become, competitors of ours, and could stop allowing or supporting access to our service through their products for competitive reasons. Furthermore, because devices providing access to our service are not manufactured and sold by us, we cannot guarantee that these companies will ensure that their devices perform reliably, and any faulty connection between these devices and our service may result in consumer dissatisfaction toward us, which could damage our brand.

We rely upon an agreement with DoubleClick, which is owned by Google, for delivering and monitoring our ads. Failure to renew the agreement on favorable terms, or termination of the agreement, could adversely affect our business.

        We use DoubleClick's ad-serving platform to deliver and monitor ads for our service. There can be no assurance that our agreement with DoubleClick, which is owned by Google, will be extended or renewed upon expiration, that we will be able to extend or renew our agreement with DoubleClick on terms and conditions favorable to us or that we could identify another alternative vendor to take its place. Our agreement with DoubleClick also allows DoubleClick to terminate our relationship before the expiration of the agreement on the occurrence of certain events, including material breach of the agreement by us, and to suspend provision of the services if DoubleClick determines that our use of its service violates certain security, technology or content standards.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. The report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

        While we have determined that our internal control over financial reporting was effective as of January 31, 2013, as indicated in our Management's Annual Report on Internal Control over Financial Reporting included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2013, we must continue to monitor and assess our internal control over financial reporting. If our management identifies one or more material weaknesses in our internal control over financial reporting and such weakness remains uncorrected at fiscal year-end, we will be unable to assert such internal control is effective at fiscal year-end. If we are unable to assert that our internal control over financial reporting is effective at fiscal year-end (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls or concludes that we have a material weakness in our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our business and price of our common stock.

Our business and prospects depend on the strength of our brand and failure to maintain and enhance our brand would harm our ability to expand our base of listeners, advertisers and other partners.

        Maintaining and enhancing the "Pandora" brand is critical to expanding our base of listeners, advertisers and other partners. Maintaining and enhancing our brand will depend largely on our ability to continue to develop and provide an innovative and high quality experience for our listeners and attract advertisers, content owners and automobile, mobile device, and other consumer electronic product manufacturers to work with us, which we may not do successfully.

        Our brand may be impaired by a number of other factors, including service outages, data privacy and security issues, listener perception of ad load and exploitation of our trademarks by others without permission. In addition, if our partners fail to maintain high standards for products that integrate our service, fail to display our trademarks on their products in breach of our agreements with them, or use our trademarks incorrectly or in an unauthorized manner or if we partner with manufacturers of products that our listeners reject, the strength of our brand could be adversely affected. Further, our efforts to achieve a more equitable royalty structure for our business may have an adverse impact on our relationship with artists, which could in turn diminish the perception of our brand. In addition, there is a risk that the word "Pandora" could become so commonly used that we lose protection for this trademark, which could result in other people using the word "Pandora" to refer to their own products, thus diminishing the strength of our brand.

        We have not historically been required to spend considerable resources to establish and maintain our brand. However, if we are unable to maintain the growth rate in the number of our listeners, we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brand which would adversely affect our operating results and may not be effective.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

        We believe that our future success is highly dependent on the contributions of our executive officers as well as our ability to attract and retain highly skilled and experienced sales, technical and other personnel. All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. In addition, competition for qualified personnel is particularly intense in the San Francisco Bay Area, where our headquarters are located. If we are unable to attract and retain our executive officers and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our executive officers and other key personnel, and our operations could suffer.

Interruptions or delays in service arising from our own systems or from our third-party vendors could impair the delivery of our service and harm our business.

        We rely on systems housed in our own facilities and upon third-party vendors, including bandwidth providers and data center facilities located in California and Virginia, to enable listeners to receive our content in a dependable, timely, and efficient manner. We have experienced and expect to continue to experience periodic service interruptions and delays involving our own systems and those of our third-party vendors. We do not currently maintain a live fail-over capability that would allow us to switch our streaming operations from one facility to another in the event of a service outage. Both our own facilities and those of our third-party vendors are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of our third-party vendors and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third-party vendors store and deliver on our behalf.

        We exercise no control over our third-party vendors, which makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by these vendors could have significant adverse impacts on our business reputation, customer relations and operating results. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

        Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this "Risk Factors" section, factors that may contribute to the variability of our quarterly and annual results include:

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  our ability to retain our current listenership, build our listener base and increase listener hours;

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  our ability to more effectively monetize mobile listener hours by increasing the sale of mobile advertising inventory as the number of listener hours on mobile devices grow;

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  our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable for us;

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  our ability to effectively manage our growth;

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  our ability to continue to operate under the statutory licenses set forth in the Digital Millennium Copyright Act ("DMCA") and the Digital Performance Right in Sound Recordings Act ("DPRA");

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  our ability to enjoy the benefit of voluntarily negotiated rates that are below those established by the CRB for the rate periods 2006 through 2010 and 2011 through 2015 or any successor periods commencing with the rate period 2016 through 2020;

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  our ability to enjoy the benefits of collective licensing available through performing rights organizations;

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  our ability to secure licenses to musical works that may be withdrawn from performing rights organizations;

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  the effects of increased competition in our business;

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  our ability to keep pace with changes in technology and our competitors;

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  interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

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  costs associated with defending any litigation, including intellectual property infringement litigation;

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  our ability to pursue, and the timing of, entry into new geographic or content markets and, if pursued, our management of this expansion;

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  the impact of general economic conditions on our revenue and expenses; and

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  changes in government regulation affecting our business.

        Seasonal variations in listener and advertising behavior may also cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in listener behavior due to increased internet usage and sales of media-streaming devices during certain vacation and holiday periods. For example, we expect to experience increased usage during the fourth quarter of each calendar year due to the holiday season, and in the first quarter of each calendar year due to increased use of media-streaming devices received as gifts during the holiday season. We may also experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season. In addition, expenditures by advertisers tend to be cyclical and discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns and a variety of other factors, many of which are outside our control. While we believe these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business may become more seasonal in the future and that such seasonal variations in listener behavior may result in fluctuations in our financial results.

Failure to protect our intellectual property could substantially harm our business and operating results.

        The success of our business depends, in part, on our ability to protect and enforce our trade secrets, trademarks, copyrights and patents and all of our other intellectual property rights, including our intellectual property rights underlying the Pandora service. We attempt to protect our intellectual property under trade secret, trademark, copyright and patent law, and through a combination of employee and third-party nondisclosure agreements, other contractual restrictions, technological measures and other methods. These afford only limited protection. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song selection technology or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective.

        We have filed, and may in the future file, patent applications. It is possible, however, that these innovations may not be protectable. In addition, given the cost, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. However, such patent protection could later prove to be important to our business. Furthermore, there is always the possibility that our patent applications may not issue as granted patents, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned, that our intellectual property rights will provide competitive advantages to us, that our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our relationships with third parties, that any of our pending or future patent applications will have the coverage originally sought, that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak, or that we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

        We have registered "Pandora," "Music Genome Project" and other marks as trademarks in the United States. Nevertheless, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our listeners or advertising customers. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term Pandora or our other trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and operating results.

        We currently own the www.pandora.com internet domain name and various other related domain names. Domain names are generally regulated by internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our solutions within that country or to elect not to sell solutions in that country. Either result could harm our business and operating results. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

        In order to protect our trade secrets and other confidential information, we rely in part on confidentiality agreements with our employees, consultants and third parties with whom we have relationships. These agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover our trade secrets and confidential information, and in some such cases we might not be able to assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors' obtainment of our trade secrets or independent development of unpatented technology similar to ours or competing technologies, could adversely affect our competitive business position.

        Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results.

        Although we take steps to protect our intellectual property as discussed above, there can be no assurance, however, that changes in law will not be implemented, or changes in interpretation of such laws will occur, that will affect our ability to protect and enforce our patents and other intellectual property, including as a result of the 2011 passage of the America Invents Act of 2011 (which codifies several significant changes to the U.S. patent laws and will remain subject to certain rule-making and interpretation, including changing from a "first to invent" to a "first inventor to file" system, limiting where a patentee may file a patent suit, requiring the apportionment of patent damages, replacing interference proceedings with derivation actions, and creating a post-grant opposition process to challenge patents after they have issued).

Assertions by third parties of violations under state law with respect to the public performance and reproduction of pre-1972 sound recordings could result in significant costs and substantially harm our business and operating results.

        Sound recordings made on or after February 15, 1972 fall within the scope of federal copyright protection. Subject to our ongoing compliance with numerous federal statutory conditions and regulatory requirements for a non-interactive service, we are permitted to operate under a statutory license that allows the streaming in the U.S. of any such sound recording lawfully released to the public and permits us to make reproductions of such sound recordings on computer servers pursuant to a separate statutory license designed to facilitate the making of such transmissions.

        By contrast, protection of sound recordings created prior to February 15, 1972 ("pre-1972 sound recordings") remains governed by a patchwork of state statutory and common laws. Copyright owners of pre-1972 sound recordings have recently commenced litigation against Sirius XM Radio Inc., alleging violations of numerous state statutory and common laws with respect to the unauthorized reproduction and public performance of pre-1972 sound recordings, seeking, among other things, restitution, disgorgement of profits, exemplary and punitive damages as well as injunctive relief prohibiting further violation of those copyright owners' alleged exclusive rights. Copyright owners of pre-1972 sound recordings appear to allege that no similar statutory or common law framework exists for the reproduction and public performance of pre-1972 sound recordings. Similar litigation could be brought against the company for similar claims. If we are sued and found liable for the violation of the exclusive rights of any pre-1972 sound recording copyright owners, then we could be subject to liability, the amount of which could be significant. If we are required to obtain licenses from individual sound recording copyright owners for the reproduction and public performance of pre-1972 sound recordings, then the time, effort, and cost of securing such licenses could be significant and could harm our business and operating results. If we are required to obtain licenses for pre-1972 sound recordings to avoid liability and are unable to secure such licenses, then we may have to remove pre-1972 sound recordings from our service, which could harm our ability to attract and retain users.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

        Internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Some internet, technology and media companies, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. In addition, various federal and state laws and regulations govern the intellectual property and related rights associated with sound recordings and musical works. Existing laws and regulations are evolving and subject to different interpretations, and various federal and state legislative or regulatory bodies may expand current or enact new laws or regulations. We cannot assure you that we are not infringing or violating any third-party intellectual property rights.

        We cannot predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement or misappropriation claims, we may be required to expend significant time and financial resources on the defense of such claims, even if without merit, settled out of court, or determined in our favor. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; and to indemnify our partners and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

        We may require additional capital to operate or expand our business. In addition, some of our current or future strategic initiatives, including entry into non-music content channels, such as comedy, or international markets, may require substantial additional capital resources before they begin to generate revenue. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. For example, our current credit facility contains restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing secured by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. If we do not have funds available to enhance our solutions, maintain the competitiveness of our technology and pursue business opportunities, we may not be able to service our existing listeners, acquire new listeners or attract or retain advertising customers, each of which could inhibit the implementation of our business plan and materially harm our operating results.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

        We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our service, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

        In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

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  unanticipated costs or liabilities associated with the acquisition;

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  incurrence of acquisition-related costs;

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  diversion of management's attention from other business concerns;

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  harm to our existing business relationships with business partners and advertisers as a result of the acquisition;

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  harm to our brand and reputation;

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  the potential loss of key employees;

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  use of resources that are needed in other parts of our business; and

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  use of substantial portions of our available cash to consummate the acquisition.

        In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process.

        Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We face many risks associated with our long-term plan to expand our operations outside of the United States, including difficulties obtaining rights to publicly perform or communicate to the public music on favorable terms.

        Expanding our operations into international markets is an element of our long-term strategy. For example, we recently began publicly performing and communicating to the public music and engaging with listeners in New Zealand, Australia and the associated territories. However, offering our service outside of the United States involves numerous risks and challenges. Most importantly, while United States copyright law provides a statutory licensing regime for the public performance of sound recordings to listeners within the United States, there is no equivalent statutory licensing regime available outside of the United States, and many of the other licensing alternatives currently available in other countries are not commercially viable. Currently, the licensing terms offered by rights organizations and individual copyright owners in most countries outside the United States are prohibitively expensive. Addressing licensing structure and royalty rate issues in the United States required us to make very substantial investments of time, capital and other resources, and our business could have failed if such investments had not succeeded. Addressing these issues in foreign jurisdictions may require a commensurate investment by us, and there can be no assurance that we would succeed or achieve any return on this investment.

        In addition, international expansion exposes us to other risks such as:

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  the need to modify our technology and sell our solutions in non-English speaking countries;

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  the need to localize our service to foreign customers' preferences and customs;

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  the need to conform our marketing and advertising efforts with the laws and regulations of foreign jurisdictions, including, but not limited to, the use of any personal information about our listeners;

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  the need to amend existing agreements and to enter into new agreements with automakers, automotive suppliers, consumer electronics manufacturers with products that integrate our service, and others in order to provide that service in foreign countries;

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  difficulties in managing operations due to language barriers, distance, staffing, cultural differences and business infrastructure constraints and domestic laws regulating corporations that operated internationally;

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  our lack of experience in marketing, and encouraging viral marketing growth without incurring significant marketing expenses, in foreign countries;

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  application of foreign laws and regulations to us;

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  fluctuations in currency exchange rates;

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  reduced or ineffective protection of our intellectual property rights in some countries; and

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  potential adverse tax consequences associated with foreign operations and revenue.

        Further, in jurisdictions where copyright protection has been insufficient to protect against widespread music piracy, achieving market acceptance of our service may prove difficult as we would need to convince listeners to stream our service when they could otherwise download the same music for free. As a result of these obstacles, we may find it impossible or prohibitively expensive to enter or sustain our presence in foreign markets, or entry into foreign markets could be delayed, which could hinder our ability to grow our business.

Expansion of our operations into non-music content, including our launch of comedy, subjects us to additional business, legal, financial and competitive risks.

        Expansion of our operations into delivery of non-music content stations involves numerous risks and challenges, including increased capital requirements, new competitors and the need to develop new strategic relationships. For example, in May 2011, we started streaming spoken word comedy content, for which the underlying literary works are not currently entitled to eligibility for licensing by any performing rights organization in the United States. Rather, pursuant to industry-wide custom and practice, this content is performed absent a specific license from any such performing rights organization or individual rights owners although royalties are paid to SoundExchange for the public performance of the sound recordings in which such literary works are embodied. Further, growth into this new area may require changes to our existing business model and cost structure, modifications to our infrastructure and exposure to new regulatory and legal risks, including infringement liability, any of which may require expertise in which we have little or no experience. There is no guarantee that we will be able to generate sufficient revenue from advertising sales associated with comedy content to offset the costs of maintaining comedy stations or the royalties paid for such comedy stations. For example, many of the mainstream advertisers that choose to place ads on our music stations may choose not to advertise on our comedy stations because of the sometimes explicit nature of comedy content. Further, we have established a reputation as an online music provider and our ability to gain acceptance and listenership for comedy content stations, and thus our ability to attract advertisers on comedy stations, is not certain. Failure to obtain or retain rights to comedy content on acceptable terms, or at all, to successfully monetize and generate revenues from such content, or to effectively manage the numerous risks and challenges associated with such expansion could adversely affect our revenues and profitability. To the extent we choose, in the future, to offer additional types of content beyond music and comedy, such as news, talk and sports programming, we will be subject to many of these same risks.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

        At January 31, 2013, we had federal net operating loss carryforwards of approximately $180.8 million and tax credit carryforwards of approximately $2.5 million. At January 31, 2013, we had state net operating loss carryforwards of approximately $203.8 million and tax credit carryforwards of approximately of $4.3 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. As a result of prior equity issuances and other transactions in our stock, we have previously experienced "ownership changes" under section 382 of the Code and comparable state tax laws. We may also experience ownership changes in the future as a result of future transactions in our stock. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset United States federal and state taxable income is subject to limitations.

We could be subject to additional income tax liabilities.

        We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our worldwide income tax provision and accruals for these taxes. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates, by losses incurred in jurisdictions for which we are not able to realize the related tax benefit, by changes in foreign currency exchange rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are also subject to tax audits in various jurisdictions, and such jurisdictions may assess additional income tax liabilities against us.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that contribute crucially to our business.

        We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork, cultivates creativity and promotes focus on execution. We have invested substantial time, energy and resources in building a highly collaborative team that works together effectively in a non-hierarchical environment designed to promote openness, honesty, mutual respect and pursuit of common goals. As we continue to develop the infrastructure of a public company and grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Federal, state and industry regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may hinder our ability and our advertisers' ability to deliver relevant advertising.

        We collect and utilize demographic and other information, including personally identifiable information, from and about our listeners as they interact with our service. For example, to register for a Pandora account, our listeners must provide the following information: age, gender, zip code and

e-mail address. Listeners must also provide their credit card or debit card numbers and other billing information in connection with additional service offerings. We also may collect information from our listeners when they enter information on their profile page, post comments on other listeners' pages, use other community or social networking features that are part of our service, participate in polls or contests or sign up to receive e-mail newsletters. Further, we and third parties use tracking technologies, including "cookies" and related technologies, to help us manage and track our listeners' interactions with our service and deliver relevant advertising. Third parties may, without our knowledge or consent, illegally obtain, transmit or utilize our listeners' personally identifiable information, or data associated with particular users or devices.

        Various federal and state laws and regulations, as well as the laws of foreign jurisdictions in which we may choose to operate, govern the collection, use, retention, sharing and security of the data we receive from and about our listeners. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and we expect such scrutiny to continue to increase. Alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources in responding to and defending such allegations and claims. Claims or allegations that we have violated laws and regulations relating to privacy and data security have resulted and could in the future result in negative publicity and a loss of confidence in us by our listeners and our advertisers, and may subject us to fines by credit card companies and loss of our ability to accept credit and debit card payments.

        Existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations, and various federal and state legislative and regulatory bodies, as well as foreign legislative and regulatory bodies, may expand current or enact new laws regarding privacy and data security-related matters. We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, and leverage listener data and to derive economic value from it. New laws, amendments to or re-interpretations of existing laws, rules of self-regulatory bodies, industry standards and contractual obligations, as well as changes in our listeners' expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from listener data. We may also be required to expend significant resources to adapt to these changes and to develop new ways to deliver relevant advertising or otherwise provide value to our advertisers. In particular, government regulators have proposed "do not track" mechanisms, and requirements that users affirmatively "opt-in" to certain types of data collection that, if enacted into law or adopted by self-regulatory bodies or as part of industry standards, could significantly hinder our ability to collect and use data relating to listeners. Restrictions on our ability to collect, access and harness listener data, or to use or disclose listener data or any profiles that we develop using such data, would in turn limit our ability to stream personalized music content to our listeners and offer targeted advertising opportunities to our advertising customers, each of which are critical to the success of our business.

        We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards and contractual obligations. Increased regulation of data utilization and distribution practices, including self-regulation and industry standards, could increase our cost of operation, limit our ability to grow our operations or otherwise adversely affect our business.

If our security systems are breached, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract listeners and advertisers.

        Techniques used to gain unauthorized access are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our listeners, including credit card and debit card information and other personally identifiable information. Like all internet services, our service, which is supported by our own systems and those of third-party vendors, is vulnerable to computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, attempts to access our servers to stream music or acquire playlists, or other attacks and similar disruptions from unauthorized use of our and third-party vendor computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personally identifiable information. If an actual or perceived breach of security occurs of our systems or a vendor's systems, we may face civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract listeners, which in turn would harm our efforts to attract and retain advertisers. We also would be required to expend significant resources to mitigate the breach of security and to address related matters. Unauthorized access to music or playlists would potentially create additional royalty obligations with no corresponding revenue.

        We cannot control the actions of third parties who may have access to the listener data we collect. The integration of the Pandora service with applications provided by third parties represents a significant growth opportunity for us, but we may not be able to control such third parties' use of listeners' data, ensure their compliance with the terms of our privacy policies, or prevent unauthorized access to, or use or disclosure of, listener information, any of which could hinder or prevent our efforts with respect to growth opportunity. In addition, these third party vendors may become the victim of security breaches, or have practices that may result in a breach and we may be responsible for those third party acts or failures to act.

        Any failure, or perceived failure, by us to maintain the security of data relating to our listeners and employees, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose listeners, advertisers, revenue, and employees.

We are subject to a number of risks related to credit card and debit card payments we accept.

        We accept payments exclusively through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our products, which could cause us to lose subscribers and subscription revenue, or suffer an increase in our operating expenses, either of which could harm our operating results.

        If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our subscriber satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers' credit cards on a timely basis or at all, we could lose subscription revenue, which would harm our operating results.

        We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Currently, we are implementing the steps that are required for us to become fully compliant with the Payment Card Industry, or PCI, Data Security Standard, or PCI DSS, a

security standard with which companies that collect, store, or transmit certain data regarding credit and debit cards, credit and debit card holders, and credit and debit card transactions are required to comply. Our failure to comply fully with PCI DSS may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if PCI DSS compliance is achieved, we will maintain PCI DSS compliance or that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

        If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition and results of operations.

        If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. Any increases in our credit card and debit card fees could adversely affect our results of operations, particularly if we elect not to raise our rates for our service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

If we fail to detect click fraud or other invalid clicks on ads, we could lose the confidence of our advertisers, which would cause our business to suffer.

        Our business relies on delivering positive results to our advertising customers. We are exposed to the risk of fraudulent and other invalid clicks or conversions that advertisers may perceive as undesirable. A major source of invalid clicks could result from click fraud where a listener intentionally clicks on ads for reasons other than to access the underlying content of the ads. If fraudulent or other malicious activity is perpetrated by others and we are unable to detect and prevent it, or if we choose to manage traffic quality in a way that advertisers find unsatisfactory, the affected advertisers may experience or perceive a reduced return on their investment in our advertising products, which could lead to dissatisfaction with our advertising programs, refusals to pay, refund demands or withdrawal of future business. This could damage our brand and lead to a loss of advertisers and revenue.

Our success depends upon the continued acceptance of online advertising as an alternative or supplement to offline advertising.

        The percentage of the advertising market allocated to online advertising lags the percentage of consumer offline consumption by a significant degree. Growth of our business will depend in large part on the reduction or elimination of this gap between online and offline advertising spending, which may not happen. Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional, offline advertising media. Accordingly, we continue to compete for advertising dollars with traditional media, including broadcast radio.

        Although advertisers as a whole are spending an increasing amount of their overall advertising budget on online advertising, we face a number of challenges in growing our advertising revenue. We compete for advertising dollars with significantly larger and more established online marketing and media companies such as Facebook, Google, MSN and Yahoo!. We believe that the continued growth and acceptance of our online advertising products will depend on the perceived effectiveness and the acceptance of online advertising models generally, which is outside of our control. Any lack of growth in the market for online advertising could result in reduced revenue or increased marketing expenses, which would harm our operating results and financial condition.

Some of our services and technologies may use "open source" software, which may restrict how we use or distribute our service or require that we release the source code of certain services subject to those licenses.

        Some of our services and technologies may incorporate software licensed under so-called "open source" licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. Such open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. Few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We rely on multiple software programmers to design our proprietary technologies, and we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our ability to sustain and grow our business.

Government regulation of the internet is evolving, and unfavorable developments could have an adverse effect on our operating results.

        We are subject to general business regulations and laws, as well as regulations and laws specific to the internet. Such laws and regulations cover taxation, user privacy, data collection and protection, copyrights, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as privacy, taxation and consumer protection apply to the internet. Moreover, as internet commerce continues to evolve, increasing regulation by federal, state and foreign agencies becomes more likely. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet, including laws limiting internet neutrality, could decrease listener demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our operating results.

We could be adversely affected by regulatory restrictions on the use of mobile and other electronic devices in motor vehicles and legal claims are possible from use of such devices while driving.

        Regulatory and consumer agencies have increasingly focused on distraction to drivers that may be associated with use of mobile and other devices in motor vehicles. In 2010, the U.S. Department of Transportation identified driver distraction as a top priority, and in February 2012, the National Highway Traffic Safety Administration (the "NHTSA") proposed new voluntary guidelines for visual-manual devices not related to the driving task that are integrated into motor vehicles. NHTSA also intends to propose guidelines applicable to after-market and portable devices that may be used in motor vehicles. Regulatory restrictions on how drivers and passengers in motor vehicles may engage with devices on which our service is broadcast could inhibit our ability to increase listener hours and generate ad revenue, which would harm our operating results. In addition, concerns over driver distraction due to use of mobile and other electronic devices to access our service in motor vehicles could result in litigation and negative publicity.

We rely on third parties to provide software and related services necessary for the operation of our business.

        We incorporate and include third-party software into and with our applications and service offerings and expect to continue to do so. The operation of our applications and service offerings could be impaired if errors occur in the third-party software that we use. It may be more difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that any third-party licensors will continue to make their software available to us on acceptable terms, to invest the appropriate levels of resources in their software to maintain and enhance its capabilities, or to remain in business. Any impairment in our relationship with these third-party licensors could harm our ability to maintain and expand the reach of our service, increase listener hours and sell advertising each of which could harm our operating results, cash flow and financial condition.

The impact of worldwide economic conditions, including the effect on advertising budgets and discretionary entertainment spending behavior, may adversely affect our business and operating results.

        Our financial condition is affected by worldwide economic conditions and their impact on advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a serious adverse impact on our business. In addition, we provide an entertainment service, and payment for our Pandora One subscription service may be considered discretionary on the part of some of our current and prospective subscribers or listeners who may choose to use a competing free service or to listen to Pandora without subscribing. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

        Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins or similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our principal executive offices are located in the San Francisco Bay Area, a region known for seismic activity. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. We currently have very limited disaster recovery capability, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the internet to conduct our business and provide high quality service to our listeners, such disruptions could negatively impact our ability to run our business, result in loss of existing or potential listeners and advertisers and increased maintenance costs, which would adversely affect our operating results and financial condition.

Risks Related to this Offering and Owning Our Common Stock

Our stock price has been and will likely continue to be volatile, and the value of an investment in our common stock may decline.

        The trading price of our common stock has been and is likely to continue to be volatile. In addition to the risk factors described in this section and elsewhere in this prospectus, including the documents incorporated by reference in this prospectus, factors that may cause the price of our common stock to fluctuate include, but are not limited to:

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  our actual or anticipated operating performance and the operating performance of similar companies in the internet, radio or digital media spaces;

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  general economic conditions and their impact on advertising spending;

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  the overall performance of the equity markets;

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  the number of shares of our common stock publicly owned and available for trading;

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  threatened or actual litigation;

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  changes in laws or regulations relating to our service;

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  any major change in our board of directors or management;

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  publication of, or inaccuracies in, research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and

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  sales or expected sales of shares of our common stock by us, and our officers, directors and significant stockholders.

        In addition, the stock market has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those affected companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the number of shares outstanding as of July 31, 2013, upon the closing of this offering, we will have outstanding 189,158,481 shares of common stock (or 191,888,481 shares of common stock if the underwriters exercise in full their over-allotment option). The shares of our common stock being sold in this offering may be resold immediately in the public market unless they are held by "affiliates," as that term is defined in Rule 144 of the Securities Act.

        Subject to certain exceptions described under the caption "Underwriting," we, our directors and officers and the selling stockholder, who together beneficially owned approximately 35.8 million shares of our common stock as of July 31, 2013, have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 90 days from the date of this prospectus. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release, of the lock-up could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, an acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

        Based on the number of shares outstanding as of July 31, 2013 and after giving effect to the offering made hereby, beneficial owners of approximately 29.5 million shares, or, assuming no exercise of the underwriters' over-allotment option, approximately 15.6%, of our common stock will have rights we granted prior to our initial public offering to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Holders of approximately 5.2 million of these shares declined to participate in this offering and have advised us that they intend to distribute such shares to owners of equity interests in such holders or sell such shares in the open market. Subject to certain conditions, these shares may be sold in the market at any time. In addition, to the extent we register the offer and sale of shares for the holders of registration rights in the future, they can be freely sold in the public market.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research about our business or make projections that exceed our actual results, our stock price and trading volume could decline.

        The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline. Furthermore, such analysts publish their own projections regarding our actual results. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if we fail to meet securities and industry analysts' projections.

Our management will have broad discretion over the use of the proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

        Our management generally will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. Except as described in the section of this prospectus captioned "Use of Proceeds," we have not allocated the net proceeds from this offering for any specific purposes. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Concentration of ownership among our officers, directors, large stockholders and their affiliates may prevent new investors from influencing corporate decisions.

        After this offering, our officers, directors, greater than 5% stockholders and their affiliates will beneficially own or control, directly or indirectly, a substantial portion of our outstanding common stock. As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit the ability of other stockholders to influence corporate matters and may have the effect of delaying an acquisition or cause the market price of our stock to decline. Some of these persons or entities may have interests different from yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling the company to an acquiror than other investors or may want us to pursue strategies that are different from the wishes of other investors.

Our charter documents, Delaware law and certain terms of our music licensing arrangements could discourage takeover attempts and lead to management entrenchment.

        Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

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  a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

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  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

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  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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  the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

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  the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our certificate of incorporation relating to the issuance of preferred stock and management of our business or our bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

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  the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend the bylaws to facilitate an unsolicited takeover attempt; and

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  advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

        Section 203 of the Delaware General Corporation Law governs us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. In addition, if we are acquired, certain terms of our music licensing arrangements, including favorable royalty rates that currently apply to us, may not be available to an acquiror. These terms may discourage a potential acquiror from making an offer to buy us or may reduce the price such a party may be willing to offer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus and the documents incorporated herein by reference contain "forward-looking statements" that involve substantial risks and uncertainties. All statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended , or the Exchange Act, including, but not limited to, statements regarding our expectations, beliefs, intentions, strategies, future operations, future financial position, future revenue, projected expenses, plans and objectives of management and competitive and technological trends. Forward-looking statements in this prospectus and the documents incorporated herein by reference include, but are not limited to, statements about:

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  our financial performance, including our revenue, cost of revenue, operating expenses and ability to attain and sustain profitability;

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  our ability to generate additional revenue on a cost-effective basis;

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  our ability to attract and retain advertisers;

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  the market for online and mobile advertising;

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  trends in music and internet consumption and in usage of media-streaming devices;

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  our ability to attract and retain subscribers;

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  our ability to increase our listener base and listener hours;

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  our ability to compete for listeners and advertising spending with other content services;

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  our ability to continue operating under existing laws and licensing regimes;

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  our ability to license music at favorable royalty rates;

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  our ability to expand our service to new mobile and other connected devices and maintain relationships with automakers, automotive suppliers and consumer electronics manufacturers that integrate our services into and with their products;

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  our ability to expand our service to new content formats;

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  our ability to retain and hire necessary employees;

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  the impact of seasonality on our business;

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  our ability to adequately protect our intellectual property;

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  our liquidity and working capital requirements;

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  our long-term international expansion plans;

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  our ability to stay abreast of modified or new laws and regulations applying to our business, including copyright and privacy regulation; and

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  worldwide economic conditions and their impact on advertising spending.

        In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "estimate," "expect," "intend," "may," "might," "plan," "project," "will," "would," "should," "could," "can," "predict," "potential," "continue," "objective," or the negative of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. These forward-looking statements reflect our current views about future events and involve known risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section above entitled "Risk Factors" and the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operation" included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended July 31, 2013, each incorporated by reference herein. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. We qualify all of our forward-looking statements by these cautionary statements.

        Some of the industry and market data contained or incorporated by reference in this prospectus are based on independent industry publications, including those generated by Triton or other publicly available information. This information involves a number of assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the section above captioned "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the shares of common stock that we are offering will be approximately $312.9 million, or approximately $378.8 million if the underwriters' over-allotment option is exercised in full, at the public offering price of $25.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholder.

        We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may use a portion of the net proceeds for potential acquisitions of businesses, products or technologies, although we have no current agreements or understandings with respect to any such transactions.

        Management's plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors, including our expansion plans and the amount of cash generated or used by our operations. We cannot specify with certainty the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

 PRICE RANGE OF OUR COMMON STOCK

        Our common stock has traded on the NYSE under the symbol "P" since June 15, 2011. The following table sets forth, for the periods indicated, the high and low intra-day sales prices per share of our common stock, as reported by the NYSE.

	High	Low
Fiscal Year Ended January 31, 2012
Second quarter (June 15, 2011 - July 31, 2011)	$26.00	$12.16
Third quarter (August 1, 2011 - October 31, 2011)	$16.70	$9.33
Fourth quarter (November 1, 2011 - January 31, 2012)	$15.89	$9.15
Fiscal Year Ended January 31, 2013
First quarter (February 1, 2012 - April 30, 2012)	$15.25	$7.83
Second quarter (May 1, 2012 - July 31, 2012)	$12.30	$8.50
Third quarter (August 1, 2012 - October 31, 2012)	$12.57	$7.38
Fourth quarter (November 1, 2011 - January 31, 2013)	$11.90	$7.08
Current Fiscal Year
First quarter (February 1, 2013 - April 30, 2013)	$14.70	$10.92
Second quarter (May 1, 2013 - July 31, 2013)	$20.54	$13.80
Third quarter (August 1, 2013 - September 18, 2013)	$25.89	$17.97

        On September 18, 2013, the closing price per share of our common stock as reported on the NYSE was $25.64. As of July 31, 2013, there were approximately 83 holders of record of our common stock. The number of beneficial stockholders is substantially greater than the number of holders of record because a large portion of our common stock is held through brokerage firms.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock and currently do not anticipate paying any cash dividends in the foreseeable future. Instead, we intend to retain all available funds and any future earnings for us in the operation and expansion of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors that our board of directors deems relevant. In addition, our credit facility restricts our ability to pay dividends. See the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Indebtedness—Credit Facility" of our Quarterly Report on Form 10-Q for the fiscal year ended January 31, 2013, and note 9 to our financial statements included therein.

CAPITALIZATION

        The following table summarizes our cash and cash equivalents and capitalization as of July 31, 2013:

  •
  on an actual basis; and

  •
  on an as adjusted basis, giving effect to our receipt of the net proceeds from the sale by us in this offering of 13,000,000 shares of common stock at the public offering price of $25.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of July 31, 2013
	Actual	Pro Forma, as Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$53,610	$366,535

Long-term debt	$10,000	$10,000

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value: 10,000,000 shares authorized; and no shares issued and outstanding, actual and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 1,000,000,000 shares authorized; 176,158,481 shares issued and outstanding, actual; and 189,158,481 shares issued and outstanding, pro forma as adjusted	18	19
Additional paid-in capital	264,201	577,125
Accumulated deficit	(175,948)	(175,948)
Accumulated other comprehensive loss	(53)	(53)

Total stockholders' equity	88,218	401,143

Total capitalization	$98,218	$411,143

        The number of shares of our common stock to be outstanding after this offering is based on 176,158,481 shares outstanding as of July 31, 2013 and excludes:

  •
  23,920,789 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of approximately $3.77 per share;

  •
  9,800,559 shares of common stock issuable upon the vesting of outstanding restricted stock unit awards;

  •
  11,928,028 shares of common stock reserved for issuance under our 2011 Long-Term Incentive Plan, plus annual increases thereunder.

 SELLING STOCKHOLDER

        The following table sets forth information regarding the selling stockholder's beneficial ownership of our common stock as of July 31, 2013 and the number of shares being sold in this offering by the selling stockholder.

        In accordance with the rules of the Securities and Exchange Commission, or the SEC, beneficial ownership includes sole or shared voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of the determination date, which in the case of the following table is July 31, 2013. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership prior to this offering is based on 176,158,481 shares of common stock outstanding as of July 31, 2013. The percentage of beneficial ownership following this offering is based on 189,158,481 shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters' over-allotment option. To our knowledge, except as indicated below, we believe that the selling stockholder, based on information furnished by it, possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
			Shares Being Offered
Beneficial owner	Number(1)	Percent		Number	Percent
Selling Stockholder:
Entities affiliated with Crosslink Capital, Inc.	28,973,418	16.45%	5,200,000	23,773,418	12.57%

(1)
Includes 4,243,233 shares held by Offshore Crosslink Ventures IV Unit Trust, 4,571,106 shares held by Crosslink Crossover Fund IV LP, 13,179,775 shares held by Crosslink Ventures IV LP, 551,327 shares held by Crosslink Ventures IV GmbH & Co. KG, 1,076,028 shares held by Crosslink Bayview IV LLC, and 5,351,949 shares held by Crosslink Crossover Fund V LP, collectively the Crosslink Capital funds. James M.P. Feuille, one of our directors, is a managing member of the general partner of the Crosslink Capital funds, and therefore may be deemed to share voting power and investment control over the shares held by these entities. Mr. Feuille disclaims beneficial ownership with respect to shares beneficially owned by the Crosslink Capital funds, except to the extent of his pecuniary interests therein. The address for Crosslink Capital is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

        For information regarding material relationships with the selling stockholder, see the section captioned "Certain Relationships and Related Party Transactions" in our Definitive Proxy Statement on Schedule 14A for the 2013 annual meeting of stockholders, which is incorporated by reference in this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

        Our certificate of incorporation authorizes us to issue up to 1,000,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001, all of which preferred stock are undesignated.

        As of July 31, 2013 we had issued and outstanding:

  •
  40,692,290 shares of common stock held by approximately 83 stockholders of record;

  •
  23,920,789 shares of common stock issuable upon exercise of outstanding stock options; and

  •
  9,800,559 shares of common stock issuable upon the vesting of outstanding restricted stock unit awards.

        The following descriptions of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws and applicable law. Copies of these documents have been filed with the SEC as exhibits to our registration statement relating to our initial public offering.

Common Stock

  Dividend Rights

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

  Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

        Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. There is currently no preferred stock outstanding.

Registration Rights

        Certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Fifth Amended and Restated Investor Rights Agreement, dated as of May 20, 2010 and are described in additional detail below. These registration rights will expire five years following the completion of our initial public offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period without volume limitations. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations describe below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

  Demand Registration Rights

        Certain holders of our common stock are entitled to certain demand registration rights. The holders of at least 20% of these shares can, on not more than two occasions, request that we register the offer and sale of all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated gross offering price of at least $10.0 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration if such shares to be registered can be immediately registered on Form S-3 pursuant to the description below under "S-3 Registration Rights."

  Piggyback Registration Rights

        In the event that we propose to register any of our securities under the Securities Act in connection with the public offering of such securities, certain holders of our common stock are entitled to certain "piggyback" registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions and (3) a registration of the issuance of common stock upon conversion of debt securities, the offer and sale of which are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

  S-3 Registration Rights

        Certain holders of our common stock are entitled to request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

  Section 203 of the General Corporation Law of the State of Delaware

        We are subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        In general, a "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

  Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws provide the following defensive measures:

  •
  our board of directors is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms;

  •
  our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding are able to elect all of our directors;

  •
  our board of directors may issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

  •
  our directors may be removed by stockholders only for cause, and only our board of directors may fill vacancies created by expansion of our board of directors or the resignation, death or removal of a director;

  •
  subject to the rights of holders of any series of preferred stock then outstanding, all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and only a majority of our board of directors, the chairman of the board or our president or secretary may call a special meeting of stockholders;

  •
  our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting; and

  •
  subject to the rights of holders of any series of preferred stock then outstanding, a 66 2/3% stockholder vote is required for the rescission, alteration, amendment or repeal of the foregoing provisions of our certificate of incorporation or bylaws by stockholders, and our board of directors may amend the bylaws by majority vote.

        The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements may make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions may have the effect of deterring unsolicited takeover attempts or delaying or preventing changes in control of our company or changes in management. They are intended to enhance our long-term value to our stockholders by increasing the likelihood of continued stability in the composition of our board of directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Listing

        Our common stock is listed on the NYSE under the symbol "P."

Transfer Agent and Registrar

        Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a "Non-U.S. Holder," other than a Non-U.S. Holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a:

  •
  nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

  •
  foreign corporation; or

  •
  foreign estate or trust.

        A "Non-U.S. Holder" does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our common stock.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation (including the Medicare contribution tax) and estate taxation that may be relevant to a Non-U.S. Holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions

        As discussed in the section captioned "Dividend Policy" above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder's basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock. Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person, except that the Non-U.S. Holder will generally be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Our Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (subject to an applicable income tax treaty providing otherwise); or

  •
  we are or have been a United States real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder's holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

        We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

        If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Such Non-U.S. Holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting Requirements and Backup Withholding

        Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Pursuant to applicable income tax treaties or other agreements, the Internal Revenue Service may make these reports available to tax authorities in the Non-U.S. Holder's country of residence. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The Non-U.S. Holder's provision of a properly completed Internal Revenue Service Form W-8BEN certifying its non-U.S. status will satisfy the certification requirements necessary to avoid backup withholding. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Rules

        Legislation commonly referred to as "FATCA" generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or the entity otherwise qualifies for an exemption. An intergovernmental agreement between the

United States and an applicable foreign country may modify these requirements. This withholding will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Non-U.S. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Federal Estate Tax

        Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

        We and the selling stockholder are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	6,066,668
Morgan Stanley & Co. LLC	6,066,667
Wells Fargo Securities, LLC	1,820,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	1,820,000
BMO Capital Markets Corp.	485,333
Canaccord Genuity Inc.	485,333
Pacific Crest Securities LLC	485,333
Piper Jaffray & Co.	485,333
William Blair & Company, L.L.C.	485,333

Total	18,200,000

        The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the common shares directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.525 per share. After the initial offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        The underwriters have an option to buy up to 2,730,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.875 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Us		Paid by Selling Stockholder		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$0.875	$0.875	$0.875	$0.875	$0.875	$0.875
Total	$11,375,000	$13,763,750	$4,550,000	$4,550,000	$15,925,000	$18,313,750

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses and the expenses of FINRA qualification that the company will reimburse to the underwriters in an amount up to $12,500, but excluding underwriting discounts and commissions, will be approximately $700,000.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We, our directors and executive officers, and the selling stockholder have agreed that we and they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 90 days after the date of this prospectus. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the grant of options or the issuance of shares of common stock by us to our employees, officers, directors, advisors or consultants pursuant to employee benefit plans in effect on the date of this prospectus;

  •
  the filing by us of a registration statement with the SEC on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan in effect on the date of this prospectus;

  •
  the sale or issuance of or entry into an agreement to sell or issue shares of common stock or securities convertible into or exercisable for common stock by us in connection with any (1) mergers, (2) acquisition of securities, businesses, property or other assets, (3) joint ventures, (4) strategic alliances, (5) partnerships with experts or other talent to develop or provide content, (6) equipment leasing arrangements or (7) debt financing; provided, that the aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue as described in this bullet point shall not exceed 5% of the total number of our shares of common stock issued and outstanding immediately following the completion of the offering; and provided further, that each recipient of such shares of common stock or securities convertible into or exercisable for common stock shall execute a lock-up agreement;

  •
  transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

  •
  the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to an immediate family member of a security holder or to a trust formed for the benefit of such an immediate family member, (2) by bona fide gift, will or intestacy, (3) if the security holder is a corporation, partnership or other business entity (a) to another corporation, partnership or other business entity that an affiliate of such security holder or (b) as part of a disposition, transfer or distribution without consideration by the security holder to its equity holders or (4) if the security holder is a trust, to a trustor or beneficiary of the trust, provided that in each case, each transferee, donee or distributee shall sign and deliver a lock-up agreement and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period;

  •
  the transfer by a security holder of shares of common stock or any securities convertible into common stock by a security holder to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a "cashless" or "net exercise" basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise, provided that, other than a Form 4 to be filed as a result of tax withholding obligations in connection with the vesting of 50,000 restricted stock units in September 2013, no filing under Section 16(a) of the Exchange Act reporting a disposition of shares of common stock shall be required or shall be voluntarily made in connection with such vesting or exercise;

  •
  the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the security holder or us;

  •
  the transfer by a security holder of shares of our common stock pursuant to a Rule 10b5-1 trading plan under the Exchange Act existing on the date of this prospectus;

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  the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock to us, pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

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  the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

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  the transfer by a security holder of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock involving a change of control of our company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the security holder shall remain subject to the restrictions contained in this agreement; and

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  the exercise of a security holder of any right with respect to, or the taking of any other action in preparation for, a registration by us of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, provided that no transfer of the security holder's common stock registered pursuant to the exercise of such rights under this item shall occur, and no registration statement shall be filed, during the lock-up period.

        We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        Our common stock is listed on the NYSE under the symbol "P".

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

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  to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

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  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

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  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

        This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the securities may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

        The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, affiliates of each of the representatives are lenders under our credit facility, and an affiliate of Morgan Stanley & Co. LLC is the documentation agent and an affiliate of J.P. Morgan Securities LLC is the administrative agent for our credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is representing the underwriters in this offering.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2013, and the effectiveness of our internal control over financial reporting as of January 31, 2013, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and our management's assessment of the effectiveness of internal control over financial reporting as of January 31, 2013 are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing

WHERE YOU CAN FIND MORE INFORMATION

        We file reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any other filings required by the SEC. We make available on our Investor Relations website, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on or accessible through our website is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any related free writing prospectus.

        You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

        This prospectus constitutes a part of a registration statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock, reference is hereby made to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above or at the SEC's website described above. Statements contained herein concerning any document filed or incorporated by reference as an exhibit to the registration statement do not purport to be complete, and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering under this prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

  (a)
  Annual Report on Form 10-K for the fiscal year ended January 31, 2013;

  (b)
  portions of the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 24, 2013 incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended January 31, 2013;

  (c)
  Quarterly Reports on Form 10-Q for the quarters ended April 30, 2013 and July 31, 2013;

  (d)
  Current Reports on Form 8-K filed with the SEC on February 4, 2013, March 7, 2013, April 10, 2013, June 7, 2013, July 17, 2013, August 23, 2013, September 11, 2013, September 13, 2013, September 16, 2013 and September 18, 2013; and

  (e)
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on June 8, 2011, including any amendments or reports filed for the purpose of updating such description.

        You may request a copy of these filings at no cost, by writing or telephoning Pandora Media, Inc., 2101 Webster Street, Suite 1650, Oakland, CA 94612, Attention: Investor Relations, (510) 842-6960, or by visiting our website at www.pandora.com. However, the information on or accessible through our website is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any related free writing prospectus.